

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 20, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Michael J. Mauceli
Manager and Member
Reef Global Energy VI, LP
Reef Global Energy VII, LP
1901 N. Central Expressway, Suite 300
Richardson, TX 75080-3610

> **Re:** **Reef Global Energy VI, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 000-52539**
> **Reef Global Energy VII, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 11, 2007**
> **Response Letter Dated September 11, 2007**
> **Response Letter Dated October 30, 2007**
> **File No. 000-52540**

Dear Mr. Mauceli:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

> Sincerely,

> Jill Davis
> Branch Chief